09040469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

APR 17 2009

Washington, DC 101

SEC FILE NUMBER
8- 50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unibanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE, 47th FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANGELICA SAKURADA (212) 207-9426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM McDOUGALL BETHLEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIBANCO SECURITIES INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 15th day of April, 2009

Notary Public

Notary Public

Signature

President

Title

ALICE G. GIMENES
Notary Public, State of New York
01GI6075791
Qualified in New York County
My Commission Expires June 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unibanco Securities Inc.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Unibanco Securities Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2009

Unibanco Securities Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	3,810,400
Receivable from affiliate		4,778
Receivable from clearing broker		880,578
Fixed assets (net of accumulated depreciation and amortization of $145,934)		55,390
Income tax receivable		27,138
Other		93,019
Total assets	$	4,871,303
Liabilities and Stockholder's Equity		
Liabilities		
Subordinated loan from affiliates	$	3,000,000
Payable to affiliate		78,853
Accrued expenses		1,462,466
		4,541,319
Stockholder's equity		
Common stock - $0.01 par value - 1,500 shares authorized, issued and outstanding		15
Additional paid-in capital		2,499,985
Accumulated deficit		(2,170,016)
Total stockholder's equity		329,984
Total liabilities and stockholder's equity	$	4,871,303

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation, (the "Parent") which is part of the Unibanco – União de Bancos Brasileiros Group, a banking group incorporated under the laws of the Federative Republic of Brazil.

The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established in 1997 and is based in New York City. The primary activity of the Company is to function as a boutique specializing in securities issued by foreign companies in the U.S., as well as securities issued in the Brazilian market, which are marketed to institutional investors located in the U.S., Canada, the Caribbean, U.K., Luxembourg, Argentina, and Brazil, among others.

The Company acts as a broker-dealer retailing corporate debt and equity securities, provides investment advisory services, introduces customers to a Brazilian brokerage affiliate and serves Brazilian investors with regard to their U.S. investments. The Company acts as underwriter in securities offerings.

Unibanco Holdings entered into a joint-venture agreement with Itau S.A. as of November 3, 2008. The joint-venture provides for corporate restructuring. Subsequently on January 19, 2009 the Central Bank of Brazil approved the merger of both entities to form Itau Unibanco Holdings S.A. The merger had no effect on the Company and its financial statements for 2008.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash
The Company maintains cash principally at JP Morgan Chase Bank.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed Assets, Depreciation and Amortization
Computer hardware and software are carried at cost and depreciated on a straight line basis using an estimated useful life of two years. Office equipment is carried at cost and depreciated on a straight line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to an agreement between the Company and its correspondent clearing broker, securities transactions effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker.

Income Taxes
Income taxes are recognized using an asset and liability approach, with the recognition of deferred tax assets and liability for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, the Company considers all

expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, management believes that the carrying value of any deferred tax asset is "more likely than not" unrealizable, a valuation allowance equal to that amount is established.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Recent Accounting Developments

The FASB has issued the following pronouncements applicable for the period ending December, 2008:

December 2007 – SFAS 141R, "Business Combination" and SFAS 160 "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51".

February 2008 – FASB Staff Position No. FSP 140-3, "Accounting for Transfers of Financial Assets and Repurchasing Transactions" and FASB Staff Position No. FSP 140-3, "Accounting for Transfers of Financial Assets and Repurchasing Transactions".

March 2008 – SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133".

April 2008 – FASB Staff Position FAS 142-3, "Determination of Useful Life of Intangibles Assets" and FAS 162, "The Hierarchy of Generally Accepted Accounting Principles".

May 2008 – SFAS 163, "Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60".

September 2008 – FASB Staff Position (FSP) No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees" and FASB Staff Position No. 144(d), "Amending the criteria for Reporting a Discontinued Operation".

October 2008 – FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset in a Market that is not Active".

December 2008 – FASB Staff Position No FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets".

Management does not expect any material impact on the financial statements regarding such pronouncements.

4. Receivable from Clearing Broker

Receivable from clearing broker represents: $100,000 of cash on deposit required by the clearing broker to cover customer defaults, trade errors and proprietary trading, $780,588 of commission receivable and $10 of other amounts payable.

5. Fixed Assets

The following lists the components of fixed assets, as of December 31, 2008.

	Cost	Accumulated Depreciation	Net
Leasehold improvements	$ 51,555	$ 30,933	$ 20,622
Fixtures and furniture	11,650	971	10,679
Office equipment	60,171	60,171	-
Computer hardware	71,178	47,089	24,089
Computer software	6,770	6,770	-
Total tax benefit	$ 201,324	$ 145,934	$ 55,390

6. Related Party Transactions

Under an expense sharing agreement, the Company is reimbursed for occupancy and office expenses paid by the Company and charged to an affiliate, Unibanco – União de Bancos Brasileiros S.A. - New York Representative Office. For the year ended December 31, 2008, the reimbursement totaled $246,504 and is netted against occupancy expense in the statement of operations.

The Company enters into Subordinated Debt transactions (Note 6) with Unibanco Cayman Bank, a group company. As of December 31, 2008, the outstanding liability was $3,000,000. The accrued interest is totaling to $4,333.

As described on Note 7, the Company is included as part of a consolidated tax return filed by its parent, UBB Holding Company, Inc. As of December 31, 2008 there was $44,890 payable to UBB Holding Company, as reimbursement for tax payments.

Certain expenses, including employee compensation and other general office expenses, are paid on the Company's behalf by Unibanco - União de Bancos Brasileiros S.A. – New York Representative Office under such expense sharing agreement. On a monthly basis, the Company reimburses the affiliate for all amounts paid on its behalf. At December 31, 2008, there was $29,630 payable to Unibanco - União de Bancos Brasileiros S.A. – New York Representative Office.

7. Lease Commitments

The Company rents office space under operating leases terminating in September 2008. The following is a schedule of future minimum lease payments under noncancelable lease agreements:

Year ending	
2009	$ 400,800
2010	400,800
2011	400,800
2012	400,800
2013	400,800
2014	400,800
2015	400,800
2016	400,800
2017	400,800
2018	400,800
2019	400,800
	$ 4,408,800

The Company's share of rent expense for the year ended December 31, 2008 amounted to $147,314. Such amounts are shown net on the accompanying statement of operations within occupancy, equipment and communication.

8. Employee Benefit Plan

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants can elect to defer up to $15,500 for the calendar year 2008. The Company provides a matching contribution of 100% of the first 5% contributed by each participant. During the year ended December 31, 2008 the Company contributed $17,298 to the Plan.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $3,273,528, which was $3,173,528 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital is 39%.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature, except the fair value of subordinated debt, that as of December 31, 2008 is $2,982,692 (Note 6).

11. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations is similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is involved in securities brokerage and its industry concentration is financial institutions. The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Unibanco Securities Inc.

Statements of Financial Condition
December 31, 2008